

December 9, 2011

Via Facsimile
Andrew J. Burke
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

> **Re:**   **Bunge Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Response Letter Dated September 16, 2011**
> **File No. 001-16625**

Dear Mr. Burke:

    We have reviewed your response letter and have the following comment. Please respond to this letter within ten business days by amending your filing.

Form 10-K for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, pages F-2 through F-4

1.   We have considered your response to prior comment one in our letter dated September 2, 2011. However, we continue to believe you should amend your 2010 Form 10-K to include reports that are signed, as required by Item 2-02(a) of Regulation S-X.

Closing Comments

    You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                    Sincerely,

                    /s/ Brad Skinner

                    Brad Skinner
                    Senior Assistant Chief Accountant